Exhibit 7
STATEMENT REGARDING RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth UBS’s ratio of earnings to fixed charges on a IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to combined fixed charges and preferred stock dividend requirements are not presented as there were no preferred share dividends in any of the periods indicated. The ratios calculated on a US GAAP basis are not materially different from the IFRS ratios for the periods presented. Prior period amounts have been restated. See Note 38 (Discontinued Operations) to the Financial Statements on pages 183 to 184 of the Financial Report 2006 for further information.

		For the year ended
CHF million, except for ratios		12/31/2006	12/31/2005	12/31/2004	12/31/2003	12/31/2002
IFRS
Pre-tax earnings from continuing operations	[1]	14,201	12,213	9,691	6,880	3,149
Add: Fixed charges		81,813	50,589	28,300	28,614	30,297
Pre-tax earnings before fixed charges		96,014	62,802	37,991	35,494	33,446
Fixed charges:
Interest		80,880	49,758	27,484	27,784	29,417
Other	[2]	933	831	816	830	880
Total fixed charges		81,813	50,589	28,300	28,614	30,297
Ratio of earnings to fixed charges		1.17	1.24	1.34	1.24	1.10

1	Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate and minority interest income and the addition of dividends received from associates.

2	Other fixed charges is the interest component of rental expense.